Exhibit 99.1

ASX Release

PERTH, 30 November 2016, ASX: MKB

MOKO REPORTS STRONG GROWTH IN REC*IT TAKE-UP

Highlights

•    REC*IT reaches 980,000+ total first launches

•    During Fall 2016 Semester REC*IT had over 358,000+ Unique Visitors & 67,000,000+ Page Views

MOKO Social Media Limited (MOKO) today reported strong growth in its flagship sports management app, REC*IT. REC*IT has now reached 980,000+ total first launches, with more than 257,000 new users added in the fall 2016 semester (mid August through November 29th).*

MOKO CEO Shripal Shah said, “The continued growth of REC*IT solidifies the fact that the app is strengthening it’s position as a market leader for US college students engaged in sport.

The continued growth in first launches is a strong representation that REC*IT is becoming a necessity for students who wish to engage in intramural sports.”

REC*IT has performed strongly in the fall 2016 semester, adding 257,000+ first launches from the start of the fall semester to November 29 to reach a total of 980,000+ first launches. In addition to first launches REC*IT now boasts 358,000+ unique visitors during the fall 2016 semester.*

The significant and substantial increase in first launches was achieved without the necessity to offer a US$20,000 tuition incentive offered by the Company in the same period in 2015, further supporting the strong acceptance and use of REC*IT.

REC*IT also saw a 49% increase in Page Views during the fall 2016 semester when compared to the same period in 2015 to over 67,000,000 for the semester to date. This increase brought the total lifetime number of page views to over 233,000,000.

Mr. Shah stated that “MOKO now has a critical mass of users and is at the next stage of its development involving extending its product range, entrenching its position and moving to monetization.”

*Source: Adobe Analytics/Omniture November 29, 2016.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Arlington VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

For more information contact:

Emma Waldon: emma.waldon@mokosocialmedia.com

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About MOKO SOCIAL MEDIA Limited

MOKO provides innovative apps and content for US college and high school sports communities to engage and interact. With a presence at over 1,250 colleges and more than 3,400 high schools, MOKO occupies a market-leading position in sports management and recreation center administration. MOKO accesses the market through exclusive agreements with the largest student sports data providers in the US.

MOKO’s products include the award-winning college sports management app REC*IT, campus fitness app REC*IT FITNESS, custom “white label” rec center app REC*IT Plus and high school sports management app BigTeams powered by REC*IT. MOKO is continually updating and enhancing its products to meet the needs of the student sport community.

The US student market is highly desired by advertisers and MOKO’s revenue strategy combines subscriptions, advertising, partnerships and promotion.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward—Looking Statements

This press release contains information that may constitute forward—looking statements and uses forward—looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward—looking statement due to its inherent risk and uncertainties, both general and specific.

Although we believe the assumptions on which the forward—looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the OTC Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward—looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward—looking information in the future. Therefore, this forward—looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward—looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

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